Exhibit 99.1

FOR IMMEDIATE RELEASE

Liberty Defense Expands U.S. Distribution Footprint with New Agreement with VMI Security for HEXWAVE™

Wilmington, MA, USA – September 24, 2026 – Liberty Defense Holdings Ltd. (“Liberty” or the “Company”) (NASDAQ: DETX; TSXV: SCAN), a leading technology provider of AI-based, next-generation detection solutions for concealed weapons and threats, today announced the execution of a strategic, non-exclusive distribution agreement with VMI Security.

VMI Security is a recognized leader in non-intrusive security inspection solutions, serving a broad range of market verticals, including aviation, critical infrastructure, government, and public venues. The agreement expands Liberty’s U.S. sales channel network and strengthens the Company’s ability to address the large and growing demand for total security screening applications.

Under the agreement, VMI will offer Liberty’s HEXWAVE™ walkthrough screening system as part of its security solutions portfolio. HEXWAVE combines advanced artificial intelligence and machine learning with active sensing technology to detect metallic and non-metallic weapons, explosives, and other emerging threats in real time, while enabling a high-throughput, frictionless screening experience.

The partnership provides Liberty with access to VMI’s established customer relationships, extensive sales infrastructure, and deep expertise across airports, critical infrastructure, public venues, and other security-sensitive environments. VMI’s established market presence and ability to integrate multiple security technologies into comprehensive screening solutions are expected to enhance Liberty’s ability to introduce HEXWAVE to new customers and support additional commercial opportunities.

“The partnership with VMI Security comes at a critical time for the expanding US security screening market,” said Bill Frain, CEO of Liberty Defense. “VMI has a proven track record of delivering next-generation security inspection technologies and the ability to provide customers with end-to-end checkpoint screening solutions, now including HEXWAVE. We believe the combination of VMI’s security expertise and customer reach with Liberty’s AI-enabled detection capabilities creates a compelling opportunity to expand the adoption of HEXWAVE in high-value security applications.

“We are extremely excited to add HEXWAVE to VMI’s growing portfolio of security screening solutions,” said Scott Ortolani, COO of VMI Security. “I have personally followed the development of HEXWAVE since its introduction to the market, watching the technology evolve and the product demonstrate its capabilities in real-world security environments. I have been consistently impressed by both the technology and Liberty Defense’s vision for what advanced, high-throughput screening can become.

The Company also announces that on September 24, 2026, it granted an aggregate of 43,888 restricted share units (the “RSUs”) to certain directors and officers of the Company pursuant to the Company’s Omnibus Long-Term Incentive Plan dated for reference November 6, 2025 (the “Plan”). Of the RSUs granted, 23,888 RSUs vest on September 24, 2027, and 20,000 RSUs vest on September 24, 2028. All RSUs have an expiry date of September 24, 2031. Each RSU entitles the holder to receive one common share of the Company upon vesting and settlement.

For updates and news, please visit the Company website to subscribe to email alerts or follow Liberty Defense on social channels.

About Liberty Defense

Liberty Defense (NASDAQ: DETX; TSXV: SCAN) provides multi-technology security solutions for concealed weapons detection in high volume foot traffic areas and locations requiring enhanced security such as airports, stadiums, schools, and more. Liberty’s HEXWAVE product, for which the Company has secured an exclusive license from Massachusetts Institute of Technology (MIT), as well as a technology transfer agreement for patents related to active 3D radar imaging technology, provides discrete, modular, and scalable protection to provide layered, stand-off detection capability of metallic and non-metallic weapons. Liberty has also recently licensed the millimeter wave-based, High-Definition Advanced Imaging Technology (HD-AIT) body scanner and shoe scanner technologies as part of its technology portfolio. Liberty is committed to protecting communities and preserving peace of mind through superior security detection solutions.

For updates and news, please visit the Company website to subscribe to email alerts or follow Liberty Defense on social channels.

ABOUT VMI Security

VMI Security is one of the world leaders in manufacturing and developing X-ray inspection technologies. With non-intrusive inspection solutions that aim to strengthen control and security systems, VMI stands out for developing high-quality equipment and for its continuous support services.

For sales information, please contact:

Ian McNaughton

Senior Director Business Development, Liberty Defense

613-292-3669

imcnaughton@libertydefense.com

FORWARD-LOOKING STATEMENTS

When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. Although Liberty believes, in light of the experience of its officers and directors, current conditions and expected future developments and other factors that have been considered appropriate, that the expectations reflected in the forward-looking statements and information in this press release are reasonable, undue reliance should not be placed on them because Liberty can give no assurance that such statements will prove to be correct. Such statements and information reflect the current view of Liberty.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. There are a number of important factors that could cause Liberty’s actual results to differ materially from those indicated or implied by forward-looking statements and information, including those appearing in Liberty’s public filings. Such factors include, among others: currency fluctuations; limited business history of Liberty; disruptions or changes in the credit or security markets; results of operation activities and development of projects; project cost overruns or unanticipated costs and expenses; general development, market and industry conditions; and other factors described in Liberty’s public filings. Liberty undertakes no obligation to comment on analyses, expectations or statements made by third parties in respect of its securities or its financial or operating results (as applicable).

Liberty Defense | 187 Ballardvale Street, Suite 110, Wilmington, MA 01887, USA

Liberty cautions that the foregoing list of material factors is not exhaustive. When relying on Liberty’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Liberty has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Liberty as of the date of this press release and, accordingly, are subject to change after such date. Liberty does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Liberty Defense | 187 Ballardvale Street, Suite 110, Wilmington, MA 01887, USA